Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 4 DATED MAY 1, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 1 dated March 18, 2014, Supplement No. 2 dated March 19, 2014 and Supplement No. 3 dated April 1, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	recent real property investments and debt; and
(3)	an update regarding our distribution reinvestment plan.

Status of Our Public Offering

The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of April 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 39,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $1.0 million. As of April 30, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 149,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $3.5 million. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of April 30, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.

We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date, and the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
 Description of Real Estate Investments
As of April 30, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned three properties located in three states, consisting of approximately 25,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and borrowings from our related party line of credit. We did not acquire any properties between April 1, 2014 through April 30, 2014.

Debt
Revolving Credit Facility
On April 25, 2014, our operating partnership entered into a secured revolving credit facility (the Credit Facility) providing for up to $50.0 million of borrowings pursuant to a credit agreement (the Credit Agreement) with J.P. Morgan Securities, LLC, as sole lead arranger and sole bookrunner, JPMorgan Chase Bank, N.A. (JPMorgan Chase) as administrative agent, swing line lender, letter of credit issuer, syndication agent, and documentation agent, and other lending institutions that may become parties to the Credit Agreement.
The Credit Facility allows our operating partnership to borrow up to $50.0 million in revolving loans (the Revolving Loans), with the maximum amount outstanding not to exceed the borrowing base (the Borrowing Base), calculated as (i) 70% of the aggregate value allocated to each qualified property comprising eligible collateral (each, a Qualified Property and collectively, the Qualified Properties) during the period from April 25, 2014 through April 24, 2015; (ii) 65% of the aggregate value allocated to the Qualified Properties during the period from April 25, 2015 through April 24, 2016; and (iii) 60% of the aggregate value allocated to the Qualified Properties thereafter. The aggregate value of the Qualified Properties is either the net operating income of the respective Qualified Property, as defined in the Credit Agreement, divided by 7.5%, or the purchase price of the respective Qualified Property, depending upon our length of ownership of the respective Qualified Property. Up to 15% of the total amount available may be used for issuing letters of credit and up to 10% of the Credit Facility, not to exceed $50.0 million, may be used for issuing short term (ten business day) advances (the Swing Line Loans). Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $750.0 million. Additionally, subject to meeting certain conditions described in the Credit Agreement, including obtaining Qualified Properties with an aggregate value of $500.0 million, the secured Credit Facility may be converted to an unsecured credit facility, at which time certain terms and conditions, including interest rates, will be adjusted as described in the Credit Agreement. The Credit Facility, letters of credit and Swing Line Loans mature on April 25, 2017; however, our operating partnership may elect to extend the maturity dates of such loans to April 25, 2019 subject to satisfying certain conditions described in the Credit Agreement.
The Revolving Loans will bear interest at rates depending upon the type of loan specified by our operating partnership. For a eurodollar rate loan as defined in the Credit Agreement, the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR for the interest period, as elected by our operating partnership, multiplied by the Statutory Reserve Rate (as defined in the Credit Agreement), plus the applicable rate (the Eurodollar Applicable Rate). The Eurodollar Applicable Rate is based upon the overall leverage ratio, generally defined in the Credit Agreement as our total consolidated outstanding indebtedness divided by our total consolidated asset value (the Leverage Ratio), and ranges from 1.90% at a Leverage Ratio of 50% or less to 2.75% at a Leverage Ratio greater than 65%. For base rate committed loans, the interest rate will be a per annum amount equal to the greater of (i) JPMorgan Chase’s Prime Rate; (ii) the Federal Funds Effective Rate (as defined in the Credit Agreement) plus 0.50%; or (iii) one-month LIBOR multiplied by the Statutory Reserve Rate (as defined in the Credit Agreement) plus 1.0% plus the applicable rate (the Base Rate Applicable Rate). The Base Rate Applicable Rate is based upon the Leverage Ratio, and ranges from 0.90% at a Leverage Ratio of 50% or less to 1.75% at a Leverage Ratio greater than 65%. Upon the occurrence of any event of default, the eurodollar rate loans and base rate committed loans will bear interest payable at an interest rate equal to 2.0% per annum above the interest rate that would otherwise be applicable at that time, until the default is cured. Similarly, the letter of credit fees will be increased to a rate of 2.0% above the letter of credit fee that would otherwise be applicable at that time.
Our operating partnership paid certain fees under the Credit Agreement, including up-front fees. Our operating partnership will also pay an annual administrative agent fee, as well as an annualized fee for any unused portion of the Credit Facility (the Unused Fee). The Unused Fee is equal to the daily undrawn amount multiplied by a per annum percentage for such day (as determined for a 360 day year) equal to 0.30%. Our operating partnership also must pay certain fees upon the issuance of each letter of credit under the Credit Agreement and a quarterly fee based on the outstanding face amount of any letters of credit issued under the Credit Facility.
Our operating partnership has the right to prepay the outstanding amounts under the Credit Facility, in whole or in part, without premium or penalty, provided that (i) prior written notice is received by the administrative agent; (ii) any prepayment of eurodollar rate loans shall be in a principal amount of $5.0 million or a whole multiple of $1.0 million in excess thereof; and (iii) any prepayment of base rate committed loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount then outstanding.
As of April 30, 2014, the Borrowing Base under the Credit Facility based on the underlying collateral pool for Qualified Properties was approximately $2.3 million and no amounts were outstanding under the Credit Facility.

Series C Loan
As of April 30, 2014, we had approximately $650,000 outstanding under the Series C Loan.
Investment of Distributions
The following information supersedes and replaces the fourth paragraph of the section of our prospectus captioned “Summary of Distribution Reinvestment Plan — Investment of Distributions” beginning on page 159 of the prospectus.
After the termination of the offering of our shares registered for sale pursuant to our distribution reinvestment plan under this prospectus and any subsequent offering, we may determine to allow participants (other than Alabama and Ohio investors) to reinvest cash distributions from us in shares issued by another program sponsored by Cole Capital only if all of the following conditions are satisfied:

•
prior to the time of such reinvestment, the participant has received the final prospectus and any supplements thereto offering interests in the subsequent program sponsored by Cole Capital and such prospectus allows investments pursuant to a distribution reinvestment plan;

•	a registration statement covering the interests in the subsequent program sponsored by Cole Capital has been declared effective under the Securities Act;

•	the offer and sale of such interests are qualified for sale under applicable state securities laws;

•	the participant executes the subscription agreement included with the prospectus for the subsequent program sponsored by Cole Capital; and

•	the participant qualifies under applicable investor suitability standards as contained in the prospectus for the subsequent program sponsored by Cole Capital.

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CCPT5-SUP-04